 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

April 09, 2009

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: April 09, 2009

                                                                       By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary

Smith & Nephew plc ('the Company')

 Annual Information Update

The Company announces that in accordance with the requirements of Prospectus Rule 5.2, the following information has been published or made available to the public during the 12 months ended 31 March 2009 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.

1. ANNOUNCEMENTS MADE VIA A REGULATORY INFORMATION SERVICE.

All documents listed below were published via RNS, a Regulatory News Service provided by the London Stock Exchange, on the dates indicated.

Date        Nature and Brief Description of Information

31 Mar 2008    Notification re Smith & Nephew - Voting Rights & Capital.

1 Apr 2008      Notification of documents available for viewing - Annual Report & Accounts, Summary Financial
                         Statement and Notice of Annual General Meeting.

2 Apr 2008     Annual Information Update.

15 Apr 2008    Announcement re Timing of Smith & Nephew First Quarter Results.

21 Apr 2008    Notification of Sterling amount for second interim dividend for 2007.

21 Apr 2008    Notification of Major Interests in Shares - The Capital Group Companies, Inc holding 4.9%.

30 Apr 2008    Notification re Smith & Nephew - Voting Rights & Capital.

1 May 2008    Announcement of 2008 First Quarter Results.

1 May 2008    Announcement re results of the voting by poll on the resolutions put to its Annual General Meeting.

2 May 2008    Notification of Director/PDMR Shareholding - Mark Augusti.

2 May 2008    Notification of Director/PDMR Shareholding - Jim Ralston.

2 May 2008    Notification of Director/PDMR Shareholding - Elizabeth Boligiano.

2 May 2008    Notification of Transaction in Own Shares - Share Buy-back.

6 May 2008    Notification of Director/PDMR Shareholding - John Buchanan.

6 May 2008    Notification of Transaction in Own Shares - Share Buy-back.

7 May 2008    Notification of Director/PDMR Shareholding - David Illingworth.

7 May 2008    Notification of Transaction in Own Shares - Share Buy-back.

8 May 2008    Notification of Transaction in Own Shares - Share Buy-back.

12 May 2008    Notification of Transaction in Own Shares - Share Buy-back.

13 May 2008    Notification of Transaction in Own Shares - Share Buy-back.

14 May 2008    Notification of Transaction in Own Shares - Share Buy-back.

15 May 2008    Notification of Transaction in Own Shares - Share Buy-back.

16 May 2008    Notification of Transaction in Own Shares - Share Buy-back.

19 May 2008    Notification of Transaction in Own Shares - Share Buy-back.

20 May 2008    Notification of Transaction in Own Shares - Share Buy-back.

21 May 2008    Notification of Transaction in Own Shares - Share Buy-back.

22 May 2008    Notification of Transaction in Own Shares - Share Buy-back.

23 May 2008    Notification of Transaction in Own Shares - Share Buy-back.

30 May 2008    Notification re Smith & Nephew - Voting Rights & Capital.

10 June 2008    Notification of Transaction in Own Shares - Share Buy-back

11 June 2008    Notification of Transaction in Own Shares - Share Buy-back

12 June 2008    Notification of Transaction in Own Shares - Share Buy-back

13 June 2008    Notification of Transaction in Own Shares - Share Buy-back

16 June 2008    Notification of Transaction in Own Shares - Share Buy-back.

17 June 2008    Notification of Transaction in Own Shares - Share Buy-back.

18 June 2008    Notification of Transaction in Own Shares - Share Buy-back.

18 June 2008    Notification of Major Interests in Shares - Prudential Plc holding 3%.

19 June 2008    Notification of Transaction in Own Shares - Share Buy-back.

20 June 2008    Notification of Transaction in Own Shares - Share Buy-back.

23 June 2008    Notification of Major Interests in Shares - Legal & General Group Plc holding 4.98%.

23 June 2008    Notification of Transaction in Own Shares - Share Buy-back.

24 June 2008    Notification of Transaction in Own Shares - Share Buy-back.

25 June 2008    Notification of Transaction in Own Shares - Share Buy-back.

26 June 2008    Notification of Major Interests in Shares - Newton Investment Management Ltd holding 4.03%.

26 June 2008    Notification of Transaction in Own Shares - Share Buy-back.

27 June 2008    Notification of Transaction in Own Shares - Share Buy-back.

30 June 2008    Notification re Smith & Nephew - Voting Rights & Capital.

2 Jul 2008         Notification of Director/PDMR Shareholding - John Campo.

10 Jul 2008       Notification of appointment of non-executive director - Joseph Papa.

21 Jul 2008       Announcement re Timing of Smith & Nephew Second Quarter Results.

7 Aug 2008     Announcement of 2008 Second Quarter Results.

12 Aug 2008    Notification of Transaction in Own Shares - Share Buy-back.

13 Aug 2008    Notification of Transaction in Own Shares - Share Buy-back.

14 Aug 2008    Notification of Transaction in Own Shares - Share Buy-back.

15 Aug 2008    Block Listing Six Monthly Return as at 23 July 2008.

15 Aug 2008    Notification of Transaction in Own Shares - Share Buy-back.

18 Aug 2008    Notification of Transaction in Own Shares - Share Buy-back.

19 Aug 2008    Notification of Transaction in Own Shares - Share Buy-back.

20 Aug 2008    Notification of Transaction in Own Shares - Share Buy-back.

21 Aug 2008    Notification of Director/PDMR Shareholding - David Illingworth.

21 Aug 2008    Notification of Director/PDMR Shareholding - Gordon Howe.

21 Aug 2008    Notification of Director/PDMR Shareholding - Michael Frazzette.

21 Aug 2008    Notification of Director/PDMR Shareholding - Joseph Woody.

21 Aug 2008    Notification of Director/PDMR Shareholding - Jeffrey Adams.

21 Aug 2008    Notification of Director/PDMR Shareholding - Joseph DeVivo.

21 Aug 2008    Notification of Director/PDMR Shareholding - Adrian Hennah.

21 Aug 2008    Notification of Director/PDMR Shareholding - John Campo.

21 Aug 2008    Notification of Director/PDMR Shareholding - Mark Augusti.

21 Aug 2008    Notification of Director/PDMR Shareholding - Elizabeth Bolgiano.

21 Aug 2008    Notification of Transaction in Own Shares - Share Buy-back.

22 Aug 2008    Notification of Transaction in Own Shares - Share Buy-back.

26 Aug 2008    Notification of Transaction in Own Shares - Share Buy-back.

27 Aug 2008    Notification of Transaction in Own Shares - Share Buy-back.

28 Aug 2008    Notification of Transaction in Own Shares - Share Buy-back.

29 Aug 2008    Notification re Smith & Nephew - Voting Rights & Capital.

29 Aug 2008    Notification of Transaction in Own Shares - Share Buy-back.

1 Sep 2008       Notification of Transaction in Own Shares - Share Buy-back.

2 Sep 2008       Notification of Transaction in Own Shares - Share Buy-back.

2 Sep 2008       Notification of Transaction in Own Shares - Share Buy-back.

3 Sep 2008       Notification of Transaction in Own Shares - Share Buy-back.

4 Sep 2008       Notification of Transaction in Own Shares - Share Buy-back.

5 Sep 2008       Notification of Transaction in Own Shares - Share Buy-back.

8 Sep 2008       Notification of Transaction in Own Shares - Share Buy-back.

9 Sep 2008       Announcement re Additional Listing for Ordinary Shares.

9 Sep 2008       Notification of Transaction in Own Shares - Share Buy-back.

10 Sep 2008     Notification of Transaction in Own Shares - Share Buy-back.

11 Sep 2008     Notification of Transaction in Own Shares - Share Buy-back.

12 Sep 2008    Notification of Transaction in Own Shares - Share Buy-back.

16 Sep 2008    Notification of Transaction in Own Shares - Share Buy-back.

17 Sep 2008    Notification of Transaction in Own Shares - Share Buy-back

18 Sep 2008    Notification of Transaction in Own Shares - Share Buy-back.

22 Sep 2008    Notification of Transaction in Own Shares - Share Buy-back.

23 Sep 2008    Notification of Transaction in Own Shares - Share Buy-back.

24 Sep 2008    Notification of Major Interests in Shares - Legal & General Group Plc holding 4.53%.

24 Sep 2008    Notification of replacement announcement regarding the holding of Legal & General Plc - Replacement

30 Sep 2008    Notification re Smith & Nephew - Voting Rights & Capital.

6 Oct 2008      Notification of Major Interests in Shares - Prudential Plc holding less than3%.

10 Oct 2008    Notification of Major Interests in Shares - Capital Research Management Company holding 5.22%.

17 Oct 2008    Notification of Sterling amount for first interim dividend for 2008.

20 Oct 2008    Announcement re Timing of Smith & Nephew Third Quarter Results

20 Oct 2008    Notification of Major Interests in Shares - Capital Research Management Company holding 4.9988%.

21 Oct 2008    Notification of Major Interests in Shares - Capital Research Management Company holding 4.9988%.

31 Oct 2008    Notification re Smith & Nephew - Voting Rights & Capital.

3 Nov 2008    Notification of Transaction in Own Shares - Share Buy-back.

6 Nov 2008    Announcement of 2008 Third Quarter Results.

10 Nov 2008    Notification of Transaction in Own Shares - Share Buy-back.

17 Nov 2008    Notification of Transaction in Own Shares - Share Buy-back.

17 Nov 2008    Notification of Director/PDMR Shareholding - Elizabeth Bolgiano.

17 Nov 2008    Notification of Major Interests in Shares - Prudential Plc holding 3.02%.

17 Nov 2008    Notification of Major Interests in Shares - Prudential Plc holding less than 3%.

18 Nov 2008    Notification of Director/PDMR Shareholding - David Illingworth.

18 Nov 2008    Notification of Director/PDMR Shareholding - Mark Augusti.

28 Nov 2008    Notification re Smith & Nephew - Voting Rights & Capital.

11 Dec 2008    Notification of CEO Roundtable Meetings .

17 Dec 2008    Notification of Major Interests in Shares - Prudential Plc holding 3.01%.

17 Dec 2008    Notification of Major Interests in Shares - Prudential Plc holding 3.05%.

2 Jan 2009       Notification of Major Interests in Shares - Newton Investment Management 5%.

2 Jan 2009       Notification of Director/PDMR Shareholding - Mark Augusti.

2 Jan 2009       Notification of Director/PDMR Shareholding - Joseph Woody.

2 Jan 2009       Notification of Director/PDMR Shareholding - Michael Frazzette.

6 Jan 2009       Notification re Smith & Nephew - Voting Rights & Capital - Replacement

6 Jan 2009       Notification of Director/PDMR Shareholding - Gordon Howe.

6 Jan 2009       Notification of Director/PDMR Shareholding - Elizabeth Bolgiano.

6 Jan 2009       Notification of Director/PDMR Shareholding - David Illingworth.

22 Jan 2009     Announcement regarding renegotiation of purchase agreement between Smith & Nephew and Plus.

22 Jan 2009     Notification of Major Interests in Shares - Thornburg Investment Management Inc holding 5.09%.

30 Jan 2009     Notification re Smith & Nephew - Voting Rights & Capital.

4 Feb 2009      Announcement re dates for 2009 results.

12 Feb 2009    Announcement of Results for the Fourth Quarter and Year Ended 31 December 2008.

20 Feb 2009    Block Listing Six Monthly Return as at 23 January 2009.

23 Feb 2009    Notification of Major Interests in Shares - Newton Investment Management holding 4.74%.

27 Feb 2009    Notification re Smith & Nephew - Voting Rights & Capital.

5 Mar 2009     Notification of Major Interests in Shares - Legal & General Group Plc holding 3.89%.

11 Mar 2009    Notification of Major Interests in Shares - FMR LLC holding 3.862%.

11 Mar 2009    Notification of Major Interests in Shares - Legal & General Group Plc holding 4.05%.

12 Mar 2009    Notification of Transaction in Own Shares.

13 Mar 2009    Notification of Major Interests in Shares - Prudential Plc holding less than 3%.

17 Mar 2009    Notification of Director/PDMR Shareholding - David Illingworth.

17 Mar 2009    Notification of Director/PDMR Shareholding - Joseph Woody.

18 Mar 2009    Notification of Director/PDMR Shareholding - Elizabeth Bolgiano.

18 Mar 2009    Notification of Director/PDMR Shareholding - Mark Augusti.

18 Mar 2009    Notification of Director/PDMR Shareholding - Gordon Howe.

18 Mar 2009    Notification of Director/PDMR Shareholding - Adriain Hennah - Replacement.

18 Mar 2009    Notification of Director's Shareholding - Michael Frazette - Replacement.

24 Mar 2009    Notification of Director/PDMR Shareholding - David Illingworth, Adrian Hennah, Michael Frazette,
                          Elizabeth Bolgiano, John Campo, Gordon Howe, and Joseph DeVivo

31 Mar 2009     Notification re Smith & Nephew - Voting Rights & Capital.

Copies of the documents published via RNS may be obtained from the Regulatory News Service provided by the London Stock Exchange at  http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/marketnews.htm   and any related documents are available at the UKLA's Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London. E14 5HS

2. DOCUMENTS FILED AT COMPANIES HOUSE.

The Company has submitted filings to Companies House in relation to the Company's annual return and group accounts, the appointment, resignations and change of particulars of directors, the allotment of shares, returns by the Company for purchasing its own shares, amendments to the Company's Articles of Association and ordinary and special resolutions passed at the Company's Annual General Meeting held on 1 May 2008.

Copies of these documents can be found on the Companies House website at http://www.companies-house.gov.uk/ or through Companies House Direct at  http://direct.companies-house.gov.uk/ . Alternatively copes can be obtained from Companies House, Crown Way, Cardiff. CF14 3UZ

3. DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

The Company has submitted filings to the Securities and Exchange Commission by virtue of having American Depositary Shares listed on the New York Stock Exchange.

Full details of these filings can be viewed at  http://www.sec.gov/edgar/searchedgar/companysearch.html

4. ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2008.

The Company's Annual Report for the year ended 31 December 2008 can be found on the Company's website, together with the 2008 Summary Financial Statement and Notice of Annual General Meeting.

Copies can be located on the Company's website at  http://www.smith-nephew.com/annualreport  , http://www.smith-nephew.com/notice  and http://www.smith-nephew.com/investors

Copies of all the documents referred to above are also available for inspection at the Company's registered office; 15 Adam Street, London. WC2N 6LA during normal business hours.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Further information regarding the Company and its activities can be located on the Company's website http://www.smith-nephew.com